SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

WARNER MUSIC GROUP CORP.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

934550104
(CUSIP Number)

David P. Kreisler, Esq. Weil, Gotshal & Manges LLP 100 Federal Street, 34th Floor Boston, Massachusetts 02110 (617) 772-8300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 13, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Common Stock – 934550104                                                                            (Page 2 of 31)

13D

1.		NAME OF REPORTING PERSONS Thomas H. Lee Equity Fund V, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER*-0-
	8.	SHARED VOTING POWER* 34,798,629.618
	9.	SOLE DISPOSITIVE POWER*-0-
	10.	SHARED DISPOSITIVE POWER* 34,798,629.618
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 34,798,629.618
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*† 22.53%
14.		TYPE OF REPORTING PERSON OO

*See Item 5.

† Percentages set forth in this Schedule 13D were calculated based on 154,462,885 shares outstanding as of February 4, 2009, as disclosed in the Company’s Form 10-Q for the quarter ended December 31, 2008.

CUSIP No. Common Stock – 934550104                                                                            (Page 3 of 31)

13D

1.		NAME OF REPORTING PERSONS Thomas H. Lee Parallel Fund V, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER*-0-
	8.	SHARED VOTING POWER* 9,028,849.458
	9.	SOLE DISPOSITIVE POWER*-0-
	10.	SHARED DISPOSITIVE POWER* 9,028,849.458
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 9,028,849.458
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*† 5.85%
14.		TYPE OF REPORTING PERSON PN

*See Item 5.

† Percentages set forth in this Schedule 13D were calculated based on 154,462,885 shares outstanding as of February 4, 2009, as disclosed in the Company’s Form 10-Q for the quarter ended December 31, 2008.

CUSIP No. Common Stock – 934550104                                                                            (Page 4 of 31)

13D

1.		NAME OF REPORTING PERSONS Thomas H. Lee Equity (Cayman) Fund V, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER*-0-
	8.	SHARED VOTING POWER* 479,476.903
	9.	SOLE DISPOSITIVE POWER*-0-
	10.	SHARED DISPOSITIVE POWER* 479,476.903
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 479,476.903
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*† Less than 1.0%
14.		TYPE OF REPORTING PERSON PN

*See Item 5.

† Percentages set forth in this Schedule 13D were calculated based on 154,462,885 shares outstanding as of February 4, 2009, as disclosed in the Company’s Form 10-Q for the quarter ended December 31, 2008.

CUSIP No. Common Stock – 934550104                                                                            (Page 5 of 31)

13D

1.		NAME OF REPORTING PERSONS 1997 Thomas H. Lee Nominee Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER*-0-
	8.	SHARED VOTING POWER* 83,820.171
	9.	SOLE DISPOSITIVE POWER*-0-
	10.	SHARED DISPOSITIVE POWER* 83,820.171
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 83,820.171
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*† Less than 1.0%
14.		TYPE OF REPORTING PERSON OO

*See Item 5.

† Percentages set forth in this Schedule 13D were calculated based on 154,462,885 shares outstanding as of February 4, 2009, as disclosed in the Company’s Form 10-Q for the quarter ended December 31, 2008.

CUSIP No. Common Stock – 934550104                                                                            (Page 6 of 31)

13D

1.		NAME OF REPORTING PERSONS THL WMG Equity Investors, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER*-0-
	8.	SHARED VOTING POWER* 11,184,671.602
	9.	SOLE DISPOSITIVE POWER*-0-
	10.	SHARED DISPOSITIVE POWER* 11,184,671.602
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 11,184,671.602
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*† 7.24%
14.		TYPE OF REPORTING PERSON PN

*See Item 5.

† Percentages set forth in this Schedule 13D were calculated based on 154,462,885 shares outstanding as of February 4, 2009, as disclosed in the Company’s Form 10-Q for the quarter ended December 31, 2008.

CUSIP No. Common Stock – 934550104                                                                            (Page 7 of 31)

13D

1.		NAME OF REPORTING PERSONS Thomas H. Lee Investors Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER*-0-
	8.	SHARED VOTING POWER* 63,687.158
	9.	SOLE DISPOSITIVE POWER*-0-
	10.	SHARED DISPOSITIVE POWER* 63,687.158
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 63,687.158
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*† Less than 1.0%
14.		TYPE OF REPORTING PERSON PN

*See Item 5.

† Percentages set forth in this Schedule 13D were calculated based on 154,462,885 shares outstanding as of February 4, 2009, as disclosed in the Company’s Form 10-Q for the quarter ended December 31, 2008.

CUSIP No. Common Stock – 934550104                                                                            (Page 8 of 31)

13D

1.		NAME OF REPORTING PERSONS THL Equity Advisors V, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER*-0-
	8.	SHARED VOTING POWER* 55,491,627.581
	9.	SOLE DISPOSITIVE POWER*-0-
	10.	SHARED DISPOSITIVE POWER* 55,491,627.581
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 55,491,627.581
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*† 35.93%
14.		TYPE OF REPORTING PERSON OO

*See Item 5.

† Percentages set forth in this Schedule 13D were calculated based on 154,462,885 shares outstanding as of February 4, 2009, as disclosed in the Company’s Form 10-Q for the quarter ended December 31, 2008.

CUSIP No. Common Stock – 934550104                                                                            (Page 9 of 31)

13D

1.		NAME OF REPORTING PERSONS Thomas H. Lee Advisors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER*-0-
	8.	SHARED VOTING POWER*55,491,627.581
	9.	SOLE DISPOSITIVE POWER*-0-
	10.	SHARED DISPOSITIVE POWER* 55,491,627.581
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 55,491,627.581
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*† 35.93%
14.		TYPE OF REPORTING PERSON OO

*See Item 5.

† Percentages set forth in this Schedule 13D were calculated based on 154,462,885 shares outstanding as of February 4, 2009, as disclosed in the Company’s Form 10-Q for the quarter ended December 31, 2008.

CUSIP No. Common Stock – 934550104                                                                          (Page 10 of 31)

13D

1.		NAME OF REPORTING PERSONS Great-West Investors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER*-0-
	8.	SHARED VOTING POWER* 271,952.972
	9.	SOLE DISPOSITIVE POWER*-0-
	10.	SHARED DISPOSITIVE POWER* 271,952.972
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 271,952.972
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*† Less than 1.0%
14.		TYPE OF REPORTING PERSON OO

*See Item 5.

† Percentages set forth in this Schedule 13D were calculated based on 154,462,885 shares outstanding as of February 4, 2009, as disclosed in the Company’s Form 10-Q for the quarter ended December 31, 2008.

CUSIP No. Common Stock – 934550104                                                                          (Page 11 of 31)

13D

1.		NAME OF REPORTING PERSONS Putnam Investment Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER*-0-
	8.	SHARED VOTING POWER* 442,451.079
	9.	SOLE DISPOSITIVE POWER*-0-
	10.	SHARED DISPOSITIVE POWER* 442,451.079
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 442,451.079
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*† Less than 1.0%
14.		TYPE OF REPORTING PERSON OO

*See Item 5.

† Percentages set forth in this Schedule 13D were calculated based on 154,462,885 shares outstanding as of February 4, 2009, as disclosed in the Company’s Form 10-Q for the quarter ended December 31, 2008.

CUSIP No. Common Stock – 934550104                                                                          (Page 12 of 31)

13D

1.		NAME OF REPORTING PERSONS Putnam Investments Employees’ Securities Company I LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER*-0-
	8.	SHARED VOTING POWER* 233,747.773
	9.	SOLE DISPOSITIVE POWER*-0-
	10.	SHARED DISPOSITIVE POWER* 233,747.773
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 233,747.773
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*† Less than 1.0%
14.		TYPE OF REPORTING PERSON OO

*See Item 5.

† Percentages set forth in this Schedule 13D were calculated based on 154,462,885 shares outstanding as of February 4, 2009, as disclosed in the Company’s Form 10-Q for the quarter ended December 31, 2008.

13

CUSIP No. Common Stock – 934550104                                                                          (Page 13 of 31)

13D

1.		NAME OF REPORTING PERSONS Putnam Investments Employees’ Securities Company II LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER*-0-
	8.	SHARED VOTING POWER* 208,703.306
	9.	SOLE DISPOSITIVE POWER*-0-
	10.	SHARED DISPOSITIVE POWER* 208,703.306
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 208,703.306
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*† Less than 1.0%
14.		TYPE OF REPORTING PERSON OO

*See Item 5.

† Percentages set forth in this Schedule 13D were calculated based on 154,462,885 shares outstanding as of February 4, 2009, as disclosed in the Company’s Form 10-Q for the quarter ended December 31, 2008.

.

STATEMENT MADE PURSUANT TO RULE 13d-1(a) OF THE

GENERAL RULES AND REGULATIONS UNDER THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

EXPLANATORY NOTE: The THL Funds, Lee Trust, THL WMG Equity, THL Investors, Advisors V, THL Advisors, Great-West Fund, and the Putnam Funds (all as defined below in Item 2, and collectively the “THL Entities”) have previously filed a statement on Schedule 13G pursuant to Section 13(g) of the Securities Exchange Act of 1934, as amended (the “Act”), and Rule 13d-1(d) thereunder with respect to the Common Stock, par value $0.001 per share (“Common Stock”) of Warner Music Group Corp. (the “Company”). Because of a stockholders agreement (the “Stockholders Agreement”) among affiliates of Thomas H. Lee Partners, L.P. (“THL”), affiliates of Bain Capital Investors, LLC (“Bain Capital”), Edgar Bronfman, Jr. (“Bronfman”), affiliates of Providence Equity Partners Inc. (“Providence”, and together with THL, Bain Capital and Bronfman the “Investor Group”) and certain other parties thereto, Providence, THL, Bain Capital and Bronfman are deemed to be a group pursuant to Rule 13d-5(b)(1) of the Act, with respect to the Common Stock. Bronfman, one of the members of the Investor Group, may be deemed to have acquired beneficial ownership of 550,000 shares on January 13, 2009, 60 days prior to March 14, 2009, the date his options to acquire such shares become exercisable as described below. Together with his receipt of a restricted stock grant on March 15, 2008, Bronfman may be deemed to have acquired beneficial ownership of more than two percent of the shares during a twelve-month period. Accordingly, each of the THL Entities, as members of the Investor Group with Bronfman, are filing this statement with the Securities and Exchange Commission (the “SEC”) on Schedule 13D pursuant to Section 13(d) of the Act and Rule 13d-1(a) thereunder.

Item 1. Security and Issuer.

This Statement on Schedule 13D (“Schedule 13D”) is being filed on behalf of the Reporting Persons (as defined below in Item 2) with respect to the shares of Common Stock, par value $0.001 per share, of Warner Music Group Corp., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 75 Rockefeller Plaza, 30th Floor, New York, New York 10019.

Item 2. Identity and Background.

(a)-(b)   This Schedule 13D is being filed by the following persons (collectively, the “Reporting Persons”): (1) Thomas H. Lee Equity Fund V, L.P., a Delaware limited partnership; (2) Thomas H. Lee Parallel Fund V, L.P., a Delaware limited partnership; (3) Thomas H. Lee Equity (Cayman) Fund V, L.P., a Cayman Islands limited partnership (collectively, the “THL Funds”); (4) 1997 Thomas H. Lee Nominee Trust, a Massachusetts trust (the “Lee Trust”); (5) THL WMG Equity Investors, L.P., a Delaware limited partnership (“THL WMG Equity”); (6) Thomas H. Lee Investors Limited Partnership, a Massachusetts limited partnership (“THL Investors”), (7) THL Equity Advisors V, LLC, a Delaware limited liability company (“Advisors V”); (8) Thomas H. Lee Advisors, LLC, a Delaware limited liability company (“THL Advisors”); (9) Great-West Investors L.P., a Delaware limited partnership (“Great-West Fund”); (10) Putnam Investments Employees’ Securities Company I LLC, a Delaware limited liability company (“Putnam I”); (11) Putnam Investments Employees’ Securities Company II LLC, a Delaware limited liability company (“Putnam II”); and (12) Putnam Investment Holdings, LLC (“Putnam”, and together with Putnam I and Putnam II, the “Putnam Entities”). The Putnam Entities, the Great-West Fund, the Lee Trust and THL Investors (collectively, the “THL Coinvest Entities”) are co-investment entities of the THL Funds.

It is the understanding of the Reporting Persons that affiliates of Bain Capital Investors, LLC (“Bain Capital”), affiliates of Providence Equity Partners, Inc. (“Providence”) and Edgar Bronfman, Jr. (“Bronfman” and, together with the Reporting Persons, Bain Capital and Providence, the “Investor Group”) will each be filing a separate Schedule 13D pursuant to Rule 13d-1(k)(2).

The principal business address and principal office of the Reporting Persons other than the Putnam Entities or Great-West Fund is c/o Thomas H. Lee Partners, L.P., 100 Federal Street, Boston, Massachusetts 02110. The principal business address and principal office of the Putnam Entities is One Post Office Square, Boston, Massachusetts 02109. The principal business address and principal office of the Great-West Fund is 8515 E. Orchard Road 3T2, Greenwood Village, Colorado 80111.

The Reporting Persons are deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, with affiliates of Bain Capital Investors, LLC, including Bain Capital VII Coinvestment Fund, LLC, Bain Capital Integral Investors, LLC and BCIP TCV, LLC. The principal business and principal office of Bain Capital Investors, LLC is located at 111 Huntington Avenue, Boston, Massachusetts 02199.

The Reporting Persons are deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, with affiliates of Providence Equity Partners Inc., including Providence Equity Partners IV, L.P. and Providence Equity Operating Partner IV, L.P. The principal business and principal office of Providence Equity Partners is located at 50 Kennedy Plaza, Providence, Rhode Island 02903.

The Reporting Persons are deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, with Edgar Bronfman, Jr. Edgar Bronfman, Jr.’s principal occupation is Chairman of the Board of Directors and Chief Executive Officer of the Company. Edgar Bronfman, Jr.’s business address is c/o Warner Music Group Corp., 75 Rockefeller Plaza, 30th Floor, New York New York 10019.

(c)        Each of the THL Funds and the THL Coinvest Entities is principally engaged in the business of investment in securities. The Great-West Fund and Putnam are principally engaged in the business of investment management. Advisors V is principally engaged in the business of serving as a general partner of the THL Funds, among other limited partnerships. THL Advisors is principally engaged in the business of serving as a general partner of funds investing in securities.

(d)-(e)   During the last five years, none of the Reporting Persons, have been (1) convicted in a criminal proceeding (excluding traffic violations and other similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, dated March 11, 2009, a copy of which is attached as Exhibit 4 hereto.

Item 3. Source and Amount of Funds or Other Consideration.

As noted in the explanatory note, this Schedule 13D is being filed by the Reporting Persons in connection with acquisitions by Bronfman. No THL Entities have acquired any stock or expended any funds for any of the compensatory equity grants described below. As described in Item 6 below, as contemplated by Bronfman’s amended and restated employment agreement with WMG Acquisition Corp., a subsidiary of the Company (“WMG Acquisition”), on March 15, 2008 the Company granted Bronfman 2,750,000 stock options and 2,750,000 performance-based restricted shares, in each case subject to the vesting criteria described in Item 6 below. No funds were expended by Bronfman for these compensatory equity grants.

Item 4. Purpose of Transaction.

The Stockholders Agreement, which is further described in Item 6 below, provides that the Company’s Board of Directors (the “Board”) consists of up to 14 members, five of which may be appointed by the THL Entities.

In its capacity as a significant stockholder of the Company, the THL Entities intend to take an active role in working with the Company's management on operational, financial and strategic initiatives. The THL Entities review and intend to continue to review, on an ongoing and continuing basis, its investment in the Company.  Depending upon the factors discussed below and subject to applicable law and the agreements described in Item 6 below, the THL Entities may from time to time acquire additional securities of the Company or sell or otherwise dispose of some or all of their securities of the Company.  Any transactions that the THL Entities may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Company, the financial condition, results of operations and prospects of the Company, general economic, financial market and industry conditions, other investment and business opportunities available to the THL Entities, tax considerations and other factors.

Other than as described above, the THL Entities currently have no plans or proposals that relate to or would result in any of the transactions involving the Company described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although the THL Entities may from time to time consider pursuing or proposing any such transactions and, in that connection, may discuss, evaluate and/or pursue any such transactions with their advisors, the Company or other persons, including the other members of the Investor Group).

Item 5. Interest in Securities of the Company.

(a)        The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of the date hereof, based on the existing relationships between the Reporting Persons regarding voting the securities of the Issuer, as described below, the Reporting Persons may be collectively deemed the beneficial owners of 56,353,538.96 shares, which constitute 36.5% of the shares of the identified class of securities.

Thomas H. Lee Equity Fund V, L.P., a Delaware limited partnership, is the record holder of 34,798,629.618 shares of the identified class of securities. Thomas H. Lee Parallel Fund V, L.P., a Delaware limited partnership, is the record holder of 9,028,849.458 shares of the identified class of securities. Thomas H. Lee Equity (Cayman) Fund V, L.P., a Cayman Islands exempted limited partnership, is the record holder of 479,476.903 shares of the identified class of securities.

THL WMG Equity is the record holder of 11,184,671.602 shares of the identified class of securities.

As the sole general partner of each of the THL Funds and THL WMG Equity and pursuant to the terms of the Amended and Restated Limited Partnership Agreement of Fund V, which require the Putnam Entities and the Great-West Fund to dispose of their shares of the identified class of securities pro rata with the THL Funds, Advisors V may be deemed to be the beneficial owner of 55,491,627.581 shares of the identified class of securities, which represents approximately 35.93% of the shares of the identified class of securities.

As the sole general partner of Thomas H. Lee Partners, L.P. (the sole owner of Advisors V), THL Advisors may be deemed to be the beneficial owner of the 55,491,627.581 shares of the identified class of securities, which represents approximately 35.93% of the Issuer's outstanding common stock.

The Lee Trust is the record holder of 83,820.171 shares of the identified class of securities. THL Investors is the record holder of 63,687.158 shares of the identified class of securities.

Putnam I is the record holder of 233,747.773 shares of the identified class of securities. Putnam II is the record holder of 208,703.306 shares of the identified class of securities. As the managing member of each of Putnam I and Putnam II, Putnam may be deemed to be the beneficial owner of 442,451.079 shares of the identified class of securities.

The Great-West Fund is the record holder of 271,952.972 shares of the identified class of securities.

Because of the Stockholders Agreement among the Investor Group and certain other parties, the Investor Group is deemed to be a group pursuant to Rule 13d-5(b)(i) of the Act, with respect to the shares. The Stockholders Agreement is described in Item 6 below.

Each of the THL Entities has been advised that, as of the date hereof, Bronfman may be deemed to beneficially own an aggregate of 11,319,989 shares, which represents approximately 7.3% of the outstanding shares, Providence may be deemed to beneficially own an aggregate of 12,905,391 shares, which represents approximately 8.4% of the outstanding shares, and Bain Capital may be deemed to beneficially own an aggregate of 24,090,064 shares, which represents approximately 15.6% of the outstanding shares.

Percentages set forth in this Schedule 13D were calculated based on 154,462,885 shares outstanding as of February 4, 2009 as disclosed in the Company’s Form 10-Q for the quarter ended December 31, 2008.

(b)        The responses of the Reporting Persons to (i) Rows (7) though (10) of the cover pages of this statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

(c)        Options to acquire 550,000 shares granted by Warner Music Group Corp. to Bronfman become exercisable on March 14, 2009, as described in Item 6 below. Under Rule 13d-3(d)(1), Bronfman may be deemed to have acquired beneficial ownership of such shares on January 13, 2009, 60 days prior to the date the options become exercisable.

(d)	Not applicable.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 are incorporated herein by reference.

Stockholders Agreement

The Stockholders Agreement provides that the Board consists of up to 14 members, with up to five directors appointed by THL, up to three directors appointed by Bain Capital, up to one director appointed by Providence, one director who will at all times be the Chief Executive Officer, currently Bronfman, and the other directors to be chosen unanimously by the vote of the Board. The agreement regarding the appointment of directors will remain in place until the earlier of a “change in control” or the last date permitted by applicable law, including any requirements of the New York Stock Exchange (the “NYSE”). In addition, within a year of the Company ceasing to be a “controlled company” under the NYSE rules, the size and composition of the Board will be adjusted to comply with the NYSE requirements. Each Investor Group director designee(s) may only be removed by the Investor Group that appointed such designee(s). The Stockholders Agreement contemplates that the Board will have an executive committee, an audit committee and a compensation committee and, at its discretion, a governance committee.

The Stockholders Agreement prohibits the parties from transferring stock to any of the Company’s competitors without the approval of the entire Board and the approval of the largest member of the Investor Group (determined by each member of the Investor Group’s relative investments in the Company) and one other member of the Investor Group (together, the “Requisite Stockholder Majority”). The Stockholders Agreement also provides that each party to the Stockholders Agreement whose sale of shares pursuant to Rule 144 under the 1933 Act would be subject to aggregation with another stockholder shall notify all such stockholders when it has commenced a measurement period for purposes of the group volume limit in connection with a sale of shares under Rule 144 and what the volume limit for the measurement period, determined as of its commencement, will be. Each stockholder that is subject to such aggregation will have the right to sell shares that are subject to the group volume limit under Rule 144 pro rata during the applicable measurement period based on its percentage ownership of the shares that are held by all of the parties to the Stockholders Agreement at the start of the measurement period. These transfer restrictions will expire upon a change of control.

The Requisite Stockholder Majority has the right to require all other parties to the Stockholders Agreement to sell the same percentage of their stock to a buyer in a change of control transaction approved by a majority of the entire Board as is being sold to such buyer by the membership of the Requisite Stockholder Majority. A member of the Investor Group (or any affiliate thereof) that is also part of the Requisite Stockholder Majority exercising the foregoing right will not be able to be a buyer in such a change of control transaction unless the transaction is approved by each of the other groups.

The Stockholders Agreement provides that if one of the Company’s stockholders that is party to the Stockholders Agreement offers to sell any of its stock to a prospective buyer in a private transaction, the other stockholders party to the Stockholders Agreement will have the right to sell their shares to that prospective buyer, subject to certain cutbacks, including a pro rata cutback in which the stockholder may only sell a pro rata portion of its shares.

The Stockholders Agreement gives any member of the Investor Group the right to require the Company to register (including by means of a shelf registration statement permitting sales of shares from time to time over an extended period) the stock held by such stockholders for sale to the public under the 1933 Act, subject to certain limitations. In connection with each underwritten public offering, the Company’s stockholders will be required to enter into a lockup agreement covering a period of no greater than 90 days. The Stockholders Agreement also provides that if the Company registers shares of the stock for sale to the public, parties to the Stockholders Agreement will have the right to have their shares included in any such registration statement. Any registration is subject to a potential underwriters’ cutback in the number of shares to be registered if the underwriters determine that marketing factors require a limitation on the number of shares to be underwritten.

Equity Grants

As contemplated by  Bronfman’s amended and restated employment agreement with WMG Acquisition, on March 15, 2008 the Company granted  Bronfman 2,750,000 stock options and 2,750,000 performance-based restricted shares pursuant to a stock option agreement and a restricted stock award agreement, each dated as of March 15, 2008. The equity grants were made under the Company’s Amended and Restated 2005 Omnibus Award Plan (the “Plan”). The exercise price of the options is $5.29 per share, which was the closing price of the Common Stock on March 14, 2008, the last trading date prior to the grant date. The options generally vest and become exercisable 20% a year over five years, with the first 550,000 options vesting and becoming exercisable on March 14, 2009 (subject to continued employment). The options have a term of ten years.

The shares of restricted stock generally vest based on a double trigger that includes achievement of both service and performance criteria (each, subject to continued employment through the applicable vesting dates). Prior to vesting, the restricted shares may not be transferred or encumbered by Bronfman. Dividends paid with respect to unvested restricted shares would be withheld by the Company and would be paid to Bronfman, without interest, upon the earliest to occur of March 15, 2013 or the first anniversary of Bronfman’s separation from service (within the meaning of Section 409A of the Internal Revenue Code) for any reason, in each case, only with respect to restricted shares that have vested on or prior to such date. The time vesting criteria for the restricted shares are the same as for the stock options — 20% a year over five years. The performance vesting criteria for the restricted shares are as follows:

•	650,000 shares, upon the Company achieving an average closing stock price of at least $10.00 per Share over 60 consecutive trading days;

•	650,000 shares, upon the Company achieving an average closing stock price of at least $13.00 per Share over 60 consecutive trading days;

•	650,000 shares, upon the Company achieving an average closing stock price of at least $17.00 per Share over 60 consecutive trading days; and

•	800,000 shares, upon the Company achieving an average closing stock price of at least $20.00 per Share over 60 consecutive trading days.

The stock option agreement and restricted stock award agreement each provide for up to 12 months’ additional vesting in the case of a termination of employment due to “disability,” as defined in the agreements, or death. Additionally, in the event of an involuntary termination of employment without “cause” or a voluntary termination for “good reason,” each as defined in the agreements (or, under certain limited circumstances as further described in the stock option agreement and restricted stock award agreement, any termination of employment other than for “cause”), that occurs on or after, or in anticipation of, a “change in control” of the Company as defined in the Plan, the stock option agreement provides for the options to become fully vested and exercisable and the restricted stock award agreement provides for the time vesting condition attributable to the restricted shares to be deemed fully satisfied. Additionally, with respect to the restricted shares, if the “fair market value” of the Common Stock as defined in the Plan as of the date of any “change in control” (or, if greater, the per share consideration paid in connection with such “change in control”) exceeds the per share dollar threshold amount of any of the performance conditions described above (without regard to the number of consecutive trading days for which the average closing price was achieved) then such performance condition would be deemed to have been achieved as of the date of such “change in control,” to the extent not previously achieved.

The summaries of the Stockholders Agreement, stock option agreement and restricted stock award agreement contained in this Item 6 are qualified in their entirety by reference to the Stockholders Agreement, stock option agreement and restricted stock award agreement, each of which is filed as exhibit hereto and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Exhibit 1

Amended and Restated Stockholders Agreement dated as of May 10, 2005 between Warner Music Group Corp., WMG Holdings Corp., WMG Acquisition Corp. and certain stockholders of Warner Music Group Corp. (incorporated by reference to the Company’s Current Report on Form 8-K filed May 19, 2005)

Exhibit 2	Stock Option Agreement dated as of March 15, 2008 between Warner Music Group Corp. and Edgar Bronfman, Jr. (incorporated by reference to the Company’s Current Report on Form 8-K filed March 17, 2008)
Exhibit 3

Restricted Stock Award Agreement dated as of March 15, 2008 between Warner Music Group Corp. and Edgar Bronfman, Jr. (incorporated by reference to the Company’s Current Report on Form 8-K filed March 17, 2008).

Exhibit 4	Joint Filing Agreement, by and among the Reporting Persons, dated as of March 11, 2009.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 11, 2009

THOMAS H. LEE EQUITY FUND V, L.P.

By: THL Equity Advisors V, LLC, its general partner

By: Thomas H. Lee Partners, L.P., its sole member

By: Thomas H. Lee Advisors LLC, its general partner

By:	/s/ Charles P. Holden
Name: Charles P. Holden
Title: Managing Director

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 11, 2009

THOMAS H. LEE PARALLEL EQUITY FUND V, L.P.

By: THL Equity Advisors V, LLC, its general partner

By: Thomas H. Lee Partners, L.P., its sole member

By: Thomas H. Lee Advisors LLC, its general partner

By:	/s/ Charles P. Holden
Name: Charles P. Holden
Title: Managing Director

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 11, 2009

THOMAS H. LEE EQUITY (CAYMAN) FUND V, L.P.

By: THL Equity Advisors V, LLC, its general partner

By: Thomas H. Lee Partners, L.P., its sole member

By: Thomas H. Lee Advisors LLC, its general partner

By:	/s/ Charles P. Holden
Name: Charles P. Holden
Title: Managing Director

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 11, 2009

1997 THOMAS H. LEE NOMINEE TRUST

By: US Bank, N.A., not personally, but solely as Trustee under the 1997 Thomas H. Lee Nominee Trust

By:	/s/ Charles P. Holden
Name: Charles P. Holden
Title: Managing Director

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 11, 2009

THL WMG EQUITY INVESTORS, L.P.

By: THL Equity Advisors V, LLC, its general partner

By: Thomas H. Lee Partners, L.P., its sole member

By: Thomas H. Lee Advisors LLC, its general partner

By:	/s/ Charles P. Holden
Name: Charles P. Holden
Title: Managing Director

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 11, 2009

THOMAS H. LEE INVESTORS LIMITED PARTNERSHIP

By: THL Investment Management Corp., its general partner

By:	/s/ Charles P. Holden
Name: Charles P. Holden
Title: Managing Director

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 11, 2009

THL EQUITY ADVISORS V, LLC

By: Thomas H. Lee Partners, L.P., its sole member

By: Thomas H. Lee Advisors LLC, its general partner

By:	/s/ Charles P. Holden
Name: Charles P. Holden
Title: Managing Director

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 11, 2009

THOMAS H. LEE ADVISORS, LLC

By:	/s/ Charles P. Holden
Name: Charles P. Holden
Title: Managing Director

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 11, 2009

PUTNAM INVESTMENT HOLDINGS, LLC

By: Putnam Investments, LLC, its managing member

By: Thomas H. Lee Advisors, LLC, its attorney-in-fact

By:	/s/ Charles P. Holden
Name: Charles P. Holden
Title: Managing Director

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 11, 2009

PUTNAM INVESTMENTS EMPLOYEES’ SECURITIES COMPANY I LLC

By: Putnam Investments Holdings, LLC, its managing member

By: Putnam Investments, LLC, its managing member

By: Thomas H. Lee Advisors, LLC, its attorney-in-fact

By:	/s/ Charles P. Holden
Name: Charles P. Holden
Title: Managing Director

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 11, 2009

PUTNAM INVESTMENTS EMPLOYEES’ SECURITIES COMPANY II LLC

By: Putnam Investments Holdings, LLC, its managing member

By: Putnam Investments, LLC, its managing member

By: Thomas H. Lee Advisors, LLC, its attorney-in-fact

By:	/s/ Charles P. Holden
Name: Charles P. Holden
Title: Managing Director

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 11, 2009

GREAT WEST INVESTORS L.P.

By: Thomas H. Lee Advisors, LLC, its attorney-in-fact

By:	/s/ Charles P. Holden
Name: Charles P. Holden
Title: Managing Director